800 Westchester Avenue, Suite S-710

Rye Brook, New York 10573

VIA EDGAR

June 24, 2016

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IQ Physical Diamond Trust
Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-179924
SEC Accession No. 0000891092-12-001470

Dear Mr. Kluck:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), IndexIQ Advisors LLC, the Sponsor of the Trust (“Sponsor”), hereby requests that the Securities and Exchange Commission (“Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-179924), together with all exhibits and amendments thereto (“Registration Statement”), originally filed with the Commission on March 6, 2012. The Sponsor is requesting withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Sponsor has determined not to undertake the offering as described in the Registration Statement at this time. The Sponsor confirms that the Registration Statement has not been declared effective and no securities have been issued or sold in connection with the Registration Statement. Accordingly, the Sponsor respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable.

The Sponsor requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Sponsor for future use.

If you have any questions regarding this matter, please contact me at (914) 481-8397, or, in my absence, Counsel to the Trust, Gregory Xethalis of Kaye Scholer LLP at (212) 836-7730.

Very truly yours,

/s/ Matthew V. Curtin

Matthew V. Curtin

cc:	Folake Ayoola, Division of Corporate Finance
Kathleen H. Moriarty, Esq.
Gregory E. Xethalis, Esq.

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